

July 16, 2013

Via E-mail
Frank H. Sanfilippo
Chief Financial Officer
Enterprise Financial Services Corp
150 North Meramec
Clayton, Missouri 63105

>   **Re: Enterprise Financial Services Corp**
>   **Form 10-K for Fiscal Period Ended December 31, 2012**
>   **Filed March 15, 2013**
>   **File No. 001-15373**

Dear Mr. Sanfilippo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K filed for the Period Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Net Interest Income, page 22

1. Please tell us and revise in future filings, to disclose the impact of the accretion associated with the FDIC acquired loans, in both dollar terms and in margin percentage, on net interest income for the periods presented.

Item 8. Notes to Consolidated Financial Statements

Note 7 – Portfolio Loans Covered by Loss Share, page 88

2. For each reporting period presented, please provide us with and revise future filings, to include a rollfoward of loans accounted for under ASC 310-30 which reconciles the contractual receivable to the carrying amount. The revised disclosure should also include disaggregated information pertaining to your nonaccretable yield.

3. For each reporting period presented, please provide us with and revise future filings, to include in tabular format a rollforward of the FDIC Loss Share Receivable.

Signature Page, page 127

4. In future filings, please identify the principal accounting officer or controller pursuant to General Instruction D(2)(a) to Form 10-K. In addition, Mr. Sanfilippo must sign the Form 10-K in his capacity as Chief Financial Officer, rather than only signing the Form 10-K on behalf of the Company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Lyon at (202)551-3421 or Kathryn McHale at (202)551-3464 if you have any questions regarding legal comments or Marc Thomas at (202) 551-3452 or me at (202) 551-3474 with any other questions.

Sincerely,

/s/ Sharon M. Blume

Sharon M. Blume
Assistant Chief Accountant